EMPLOYMENT AGREEMENT

THIS AGREEMENT entered into on February 19, 2007 between:

UR-ENERGY USA, INC.
(hereinafter referred to as “Corporation”)

and

WAYNE W. HEILI
(hereinafter referred to as “Mr. Heili”)

                    WHEREAS Mr. Heili is a resident of Casper, Wyoming (United States) and has agreed to become an officer of Ur-Energy Inc. (“Ur-Energy”) (a Canadian corporation) and its Affiliates;

                    AND WHEREAS Mr. Heili will hereafter be employed by the Corporation including to serve as Vice President, Engineering of Ur-Energy and an officer of Ur-Energy’s Affiliates, from time to time, pursuant to the terms of this Agreement;

                    AND WHEREAS the Corporation is desirous of employing Mr. Heili and compensating him for his services as Vice President, Engineering of Ur-Energy and an officer of its Affiliates and Mr. Heili is desirous of being so employed by Ur-Energy and the Corporation;

                    NOW THEREFORE, for mutual consideration as set forth herein, it is agreed as follows:

ARTICLE 1 - EMPLOYMENT TERMS

1.01             Services

          (1)      Ur-Energy, through the Corporation, hereby agrees to hire Mr. Heili to perform the duties and functions of Vice President, Engineering of Ur-Energy, or the substantial equivalent thereof, and as an officer of its Affiliates, from time to time. In each and all of these capacities, Mr. Heili shall work at the direction of and reporting to the Chief Executive Officer of each of those entities.

          (2)      Except as otherwise set out in Section 1.03(2), Mr. Heili agrees that he shall devote his best efforts and full business time to the business and affairs of Ur-Energy and its Affiliates and otherwise represent Ur-Energy and its Affiliates consistently with its best interests and with the policies and standards of Ur-Energy or its Affiliates. The foregoing full business-time commitment is subject to permitted vacation or leave time and subject to illness or injury. These services will be performed by Mr. Heili to the best of his abilities in a diligent, trustworthy and businesslike fashion. Mr. Heili acknowledges that he has a fiduciary obligation to each of Ur-Energy and its Affiliates.

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          (3)      Except as otherwise set out in Section 1.03(2), Mr. Heili shall not engage in business activities which could reasonably be understood to conflict with his duties, responsibilities and obligations pursuant to this Agreement.

          (4)      “Affiliate” or “Affiliates” shall be understood to mean an entity that controls, is controlled by or is under common control with a second entity including a joint venture arrangement, and “control” as used in this Agreement shall mean either the possession, directly or indirectly, of 50% or more of the equity or voting power in another entity, or the right or lawful power to administer the affairs of another person or entity.

1.02             Term

                    This Agreement shall be effective February 19, 2007 and shall continue to February 19, 2008. This Agreement shall be renewed automatically for an additional twelvemonth period, on the same terms and conditions, unless either party gives written Notice of termination or cancellation pursuant to the provisions of Section 3.01, or this Agreement is otherwise modified or amended pursuant to the provisions of Section 4.02. Any such Notice of cancellation must be received no later than ninety (90) days prior to the expiry of this or any subsequently-renewed agreement.

1.03             Remuneration

          (1)      In consideration of the performance of his services and duties as Vice President, Engineering of Ur-Energy, Mr. Heili will be paid a salary of US $17,500.00 per month, less any deductions or withholdings required by law.

          (2)      Notwithstanding Section 1.03(1), Mr. Heili will commence employment with Ur-Energy on a part time basis until he has had the opportunity to deal with ongoing personal matters. Until such time as the parties agree that Mr. Heili will commence full time employment, Mr. Heili will work a minimum of 16 hours a week and receive US$7,000.00 per month and any additional hours worked up to 32 hours a week, Mr. Heili will receive US$100.00 per hour, less any deductions or withholdings required by law. Mr. Heili will not be eligible to participate in the benefit plans as set forth in Section 1.04 until such time as Mr. Heili becomes a full time employee. Sections 3.01(4) and (5) of the Agreement will not be applicable to Mr. Heili until such time as Mr. Heili is a full time employee of Ur-Energy.

1.04             Benefits

                    The Corporation may adopt or continue in force benefits plans for the benefit of its employees or certain of its employees. The Corporation may terminate any or all such benefits plans at any time and may choose not to adopt any other plans. Mr. Heili will be eligible to participate in any voluntary benefits plans the Corporation chooses to implement and to offer to other comparable employees. Mr. Heili’s rights under the benefits plans however shall be subject to and governed by the terms of those plans.

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1.05             Vacation

                    Mr. Heili will be entitled to four weeks of paid vacation each twelve-month period. Such four week vacation entitlement will be pro-rated monthly for any part of a twelvemonth period in the event of termination. Mr. Heili will take his vacation at a time or times reasonable for Ur-Energy and its Affiliates and Mr. Heili in the circumstances. For greater certainty, Sections 1.05 and 1.06 are provided to Mr. Heili in lieu of “Paid Time Off” as set forth in policies of Ur-Energy and its Affiliates.

1.06             Sick Leave

                    Mr. Heili will be entitled to up to 12 days of sick leave in each twelve month period.

1.07             Performance Bonus

                    Mr. Heili shall be eligible to earn, in addition to the monthly salary, a performance bonus based on criteria to be determined by the Board of Directors of Ur-Energy including, but not limited to, the financial performance of Ur-Energy, the valuation of Ur-Energy’s shares and Mr. Heili’s performance generally of the terms and conditions of this Agreement. Eligibility for the bonus will be evaluated following Ur-Energy’s year-end on December 31 and, if a bonus is to be paid to Mr. Heili, it will be paid on or before March 1 of the following year. A pro rata share of this performance bonus shall be paid if this Agreement is cancelled pursuant to the terms of Section 1.02 or terminated pursuant to the terms of Section 3, and in any event shall be paid as required by applicable law or regulation.

1.08             Stock Options

          (1)      Mr. Heili will be granted options for 600,000 common shares of Ur-Energy (“Options”) on the date hereof. Provided Mr. Heili continues to be an employee of Corporation, the Options will vest as follows:

(a)	options for 200,000 common shares of Ur-Energy will vest 30 days after Ur- Energy’s submission of the first Application for Permit to Mine on both the Lost Creek and Lost Soldier projects;

(b)	options for 200,000 common shares of Ur-Energy will vest 30 days after receipt by Ur-Energy of the first Permit to Mine in respect of either the Lost Creek project or the Lost Soldier project; and

(c)

options for 200,000 common shares of Ur-Energy will vest 30 days after the initial start-up of operations on the first In-Situ Recovery satellite plant to be put in operation on a Ur-Energy project; such date to be determined by the Board of Directors of Ur-Energy.

          (2)      Ur-Energy agrees to use reasonably commercial efforts to move forward on the Lost Creek and Lost Soldier projects and in the event that that Ur-Energy moves to other

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strategic alternatives, the Board of Directors of Ur-Energy and Mr. Heili will use commercially reasonable efforts to find alternative vesting milestones to those set out in Section 1.08(1) above.

          (3)      In the event of a Change of Control of Ur-Energy, the Options shall immediately vest and be exercisable within 30 days by Mr. Heili after which time the Options will expire.

          (4)      Other than as provided in this Agreement, the Options received by Mr. Heili will be governed by terms and conditions of the Ur-Energy Inc. Stock Option Plan 2005.

          (5)      Mr. Heili shall be eligible to receive additional options, at the discretion of the Board of Directors of Ur-Energy, the number, vesting schedule and exercise price contingent on approval by the Board of Directors of Ur-Energy, with exercise and other rights to be governed by the terms of the stock option plan in force at the date of grant.

1.09             Expenses

                    Ur-Energy or its Affiliates will promptly reimburse Mr. Heili for out-of-pocket expenses, including reasonable travel costs, actually and properly incurred by him in connection with the performance of his duties hereunder. Mr. Heili shall furnish receipts to Ur-Energy for all such expenses in accord with the then-current policy of Ur-Energy or its Affiliates for expenses.

ARTICLE 2 – COVENANTS AND REPRESENTATIONS

2.01             Promotion of the Corporation’s Interests; Representations of Ability to Perform

          (1)      Mr. Heili acknowledges and agrees that the execution of this Agreement is adequate for the good faith performance and considerations provided for in this Agreement. In relation to the services described in Section 1.01, Mr. Heili agrees specifically to use his best efforts to promote the interests of Ur-Energy and its Affiliates and shall not use any information he may acquire with respect to the business and affairs of Ur-Energy and its Affiliates, for his own purposes or for any purposes other than those of Ur-Energy and its Affiliates.

          (2)      Mr. Heili will not, at any time during the term of this Agreement and during the five year period after the expiry, cancellation or termination of this Agreement, do or say anything which is likely or intended to damage the goodwill or reputation of Ur-Energy and its Affiliates, or of any business carried on by Ur-Energy or its Affiliates, or which may lead any person, other than as part of good faith negotiations, either to cease to do business with Ur-Energy and its Affiliates on substantially equivalent terms to those previously offered, or not to engage in business with Ur-Energy and its Affiliates.

          (3)      Mr. Heili represents and warrants that he is fully able to enter this Agreement, and to perform all duties, obligations and responsibilities contemplated. Mr. Heili, Ur-Energy and the Corporation acknowledge that Mr. Heili previously entered an agreement (the “Former Agreement”) with Energy Metals Corporation (the “Former Company”). Mr. Heili represents that the Former Agreement will terminate before the date hereof. Mr. Heili, Ur-Energy and the

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Corporation further acknowledge that the Former Agreement requires that even after termination of the Former Agreement, Mr. Heili is required to treat the information, data, developments and trade secrets that are confidential under the Former Agreement as such, and that Mr. Heili shall not disclose to third parties (including Ur-Energy and Corporation) any confidential or proprietary data or information of the Former Company (the “Trade Secrets Clause”). Each of parties acknowledge receipt of the relevant clauses of the Former Agreement that constitute the Trade Secrets Clause, the text of which is incorporated herein. Ur-Energy, Corporation and Mr. Heili further acknowledge and agree that no part of Mr. Heili’s duties and responsibilities pursuant to this Agreement shall require, and no personnel with Ur-Energy or its Affiliates shall require, that Mr. Heili disclose confidential or proprietary data or information of the Former Company in contravention of his continuing obligations pursuant to the Trade Secrets Clause. In the event this provision conflicts with any other provision of this Agreement, this Section 2.01(3) shall control. Mr. Heili further represents and warrants that he is not a party to any other agreement other than the Former Agreement, including with the Former Company, which would conflict with the terms of this Agreement and that neither the execution nor performance of this Agreement by him will violate, conflict with or result in a breach of any provisions of another contract nor will execution and full performance of this Agreement violate any court order, judgment, writ or injunction applicable to Mr. Heili.

          (4)      Mr. Heili agrees to adhere to the procedures and policies of Ur-Energy and its Affiliates that may be in place from time to time.

2.02             Proprietary and Confidential Information and Work Product

          (1)      Mr. Heili acknowledges that, by reason of his employment with Ur-Energy and its Affiliates, he has had and will have access to proprietary and confidential information as defined hereinafter. Mr. Heili agrees that, during and after his employment with Ur-Energy and its Affiliates, he will not disclose to any person, except in the proper course of his employment and performance of this Agreement, and will not use for his own purposes or for any purposes other than those of Ur-Energy and its Affiliates, any Confidential Information disclosed to or acquired by him.

          (2)      “Confidential Information” for the purposes of this Agreement means secret, confidential or proprietary information of Ur-Energy and its Affiliates, including, but not limited to: data, geological and geophysical information and analyses, assets, acquisition or production strategies, trade secrets, information relating to operations, processes or procedures, customer and supplier lists and other confidential information whether technical, commercial or financial, business strategies or plans, details of contracts, and marketing methods, plans or strategies, concerning the business and affairs of Ur-Energy and its Affiliates. For purposes of this Agreement, the term Confidential Information does not include any information that is or becomes generally available to and known by the public (other than as a result of an un-permitted disclosure directly or indirectly by Mr. Heili or another). In addition, Mr. Heili may disclose secret, proprietary or Confidential Information to the extent (a) he is legally compelled to disclose such information, provided that Mr. Heili shall promptly notify Corporation and/or Ur-Energy of such request or requirement, if that notification can be made without violating the terms of such compelled disclosure and Mr. Heili uses reasonable efforts to obtain from the party

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to whom disclosure is made written assurance that confidential treatment will be accorded to such portion as is disclosed; (b) such disclosure is required in any legal proceeding between Mr. Heili and Ur-Energy and its Affiliates in order for Mr. Heili to defend or pursue any claim in any legal or administrative proceeding.

          (3)      Any and all products of the work performed or created by Mr. Heili under this Agreement or in connection with the services (collectively, “Work Product”) shall be the sole and exclusive property of Ur-Energy and all such Work Product shall become the property of Ur-Energy from and at such time as it is created. Mr. Heili shall have no right to use any such Work Product except in connection with performing Services pursuant to this Agreement. Without limiting the foregoing, to the greatest extent possible, any and all Work Product shall be deemed to be “work made for hire” (as defined in the Copyright Act, 17 U.S.C. §§ 101 et seq.), and Mr. Heili hereby unconditionally and irrevocable transfers and assigns to Ur-Energy all rights, title and interest Mr. Heili currently has or in the future may have by operation of law or otherwise in or to any Work Product, including, without limitation, all patents, copyrights, trademarks, service marks and other intellectual property rights and agrees that Ur-Energy shall have the exclusive world-wide ownership of all such items, and that no such items shall be treated as or deemed to be a “joint work” (as defined in the Copyright Act, 17 U.S.C. §§ 101 et seq.) of Mr. Heili and Ur-Energy or otherwise. Mr. Heili further warrants and agrees to take such other actions as Ur-Energy may reasonable request to perfect and protect Ur-Energy’s interest in any Work Product.

          (4)      Mr. Heili acknowledges that the breach of any of the covenants contained in the Section 2.02 concerning Confidential Information and Work Product will result in irreparable harm and continuing damages to Ur-Energy and its Affiliates and the business of each or both. Further, Mr. Heili acknowledges and agrees that the remedy at law for any such breach or threatened breach would be inadequate. Accordingly, in addition to such remedies as may be available to Ur-Energy or any of its Affiliates at law or in equity in the event of any such breach, any Court of competent jurisdiction may issue an injunction (both preliminary and permanent), together with posting of a bond of $1,000.00, enjoining and restricting the breach or threatened breach of any such covenant, including, but not limited to, an injunction restraining Mr. Heili from disclosing, in whole or in part, any Confidential Information or utilizing or disseminating Work Product.

          (5)      In addition, in the event of any breach of Section 2.02 Ur-Energy and its Affiliates will be relieved of any further obligations pursuant to this Agreement to make any payments to Mr. Heili or provide him with any benefits as outlined in Section 1.04, except those in Section 3.01.

          (6)      If any provision, or part(s) thereof, of this Section 2.02 governing Confidential Information and Work Product shall be held to be invalid or unenforceable, such invalidity or unenforceability shall attach only to such provision(s) and shall not in any way affect or render invalid or unenforceable any other provisions of this Section 2.02 or any other provisions of this Agreement, and this Agreement shall be carried out as if such invalid or unenforceable provision, or part thereof, had been reformed, and any court of competent jurisdiction or arbiters, as the case may be, are authorized to so reform such invalid or unenforceable provision, or part thereof, so that it would be valid, legal and enforceable to the fullest extent permitted by applicable law.

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          (7)      The obligations of this Section 2.02 shall survive the expiry, cancellation or termination of this Agreement for any reason.

2.03             No Competition; No Solicitation

          (1)      For a period of two years after the expiry, cancellation or termination of this Agreement for any reason, Mr. Heili shall not directly or indirectly provide professional services to any person, firm or business which is engaged in the exploration for and development of uranium mineral properties (i) within 5 miles of the boundaries of each of the property claim groups in the United States of America owned, leased, licensed or otherwise held by Ur-Energy and its Affiliates, more fully described on Schedule A hereto, (ii) within 5 miles of the perimeter of each of the Hornby Basin located in the Northwest Territories/Nunavut, Canada and the Thelon Basin located in the Northwest Territories, Canada, and (iii) within 5 miles of the boundaries of any other mineral properties owned, leased or licensed or otherwise held by Ur-Energy and its Affiliates or under consideration by Ur-Energy and its Affiliates at the time of the expiry, cancellation or termination of this Agreement, a list or map of which will be created by Ur-Energy at the time of termination. Mr. Heili acknowledges and agrees that the services he will provide to Ur-Energy and its Affiliates and the Confidential Information he will obtain, are unique in nature, and that Ur-Energy and its Affiliates would be irreparably harmed if Mr. Heili were to provide similar services to or divulge any proprietary or Confidential Information to another person, firm or business who are engaged in a similar or competing business.

          (2)      Mr. Heili acknowledges and agrees that the term and geographic restriction of this agreement not to compete are both reasonable, and moreover that if a Court should find otherwise Mr. Heili agrees that such Court should uphold this provision and redefine the restriction in duration, geographic scope or other way in which the Court does not find the restriction to be reasonable.

          (3)      For a period of two years after the expiry, cancellation or termination of this Agreement for any reason, Mr. Heili shall not directly or indirectly induce or attempt to induce any member of management or professional staff of Ur-Energy or its Affiliates to terminate his/her employment with Ur-Energy or its Affiliate to become employed by any energy-related business with which Mr. Heili is associated.

          (4)      Mr. Heili acknowledges that the breach of any of the covenants contained in Section 2.03 concerning this agreement for non-solicitation of management and professional staff and to not compete with the business(es) of Ur-Energy and its Affiliates will result in irreparable harm and continuing damages to Ur-Energy and its Affiliates and the business of each or both. Further, Mr. Heili acknowledges and agrees that the remedy at law for any such breach or threatened breach would be inadequate. Accordingly, in addition to such remedies as may be available to Ur-Energy or any of its Affiliates at law or in equity in the event of any such breach, any Court of competent jurisdiction may issue an injunction (both preliminary and permanent), together with posting of a bond of $1,000.00, enjoining and restricting the breach or threatened breach of any such covenant, including, but not limited to, an injunction restraining Mr. Heili from competing in contravention of the above provisions or soliciting employees of Ur-Energy or its Affiliates as the events may be.

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2.04             Return of Property

                    Upon expiry, cancellation or termination of this Agreement, Mr. Heili shall return to Ur-Energy or the Affiliates of either, any data, property, documentation, or Confidential Information which is the property of any of these entities; and, such data, property, documentation or Confidential Information shall remain the property or Confidential Information of Ur-Energy or its Affiliates.

ARTICLE 3 – TERMINATION

3.01             Termination of Agreement

          (1)      It is understood and agreed that any termination of this Agreement shall result in the termination of Mr. Heili’s service as Vice President, Engineering of Ur-Energy and as an officer of any Ur-Energy’s Affiliates, unless the parties shall agree otherwise at the time of termination by further written agreement.

          (2)      Mr. Heili may terminate this Agreement without cause by giving Ur-Energy 90 days’ prior notice in writing pursuant to the provisions of Section 4.01, below. Such notice is excused in the event of death or if disability occurs and makes such notice impracticable.

          (3)      Ur-Energy, through the Corporation, may terminate this Agreement at any time for just cause without prior notice or pay in lieu of notice. For the purposes of this Section, “just cause” shall include but is not limited to:

(a)	theft, fraud or dishonesty by Mr. Heili involving the property, business or affairs of Ur-Energy or its Affiliates, or in carrying out his duties under this Agreement; or

(b)

any material breach or non-observance of any material term of this Agreement. In the case of material breach or non-observance of a material term of this Agreement, Ur-Energy shall give Notice to Mr. Heili (as provided in Section 4.01) of the material breach or non-observance of this Agreement and Mr. Heili shall have thirty (30) days (or such other reasonable period as shall be determined by the notifying party) to cure the breach or non-observance of a material term of this Agreement.

          (4)      Except as provided in subsection (5) below, Ur-Energy, through the Corporation, may terminate this Agreement for any other reason which does not violate this Agreement or applicable law. Upon such termination, Ur-Energy will provide Mr. Heili with a lump sum payment equivalent to two years’ base salary as set forth in this Agreement, which payment will only be payable to Mr. Heili upon Mr. Heili providing a release to Ur-Energy and its Affiliates.

          (5)      In the event of a Change of Control of Ur-Energy (as defined below) or within 12 months after a Change of Control, (i) Ur-Energy, through the Corporation, or its successors may terminate the Agreement, or (ii) Mr. Heili may terminate this Agreement in the event that his position including duties, responsibilities and general scope of authority and compensation do

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not remain substantially equivalent. Upon such termination, Ur-Energy will provide Mr. Heili with a lump sum payment equivalent to two years’ base salary as set forth in this Agreement upon Mr. Heili providing a release to Ur-Energy and its Affiliates or their successors.

                    “Change of Control” shall have occurred on the happening of any of the following events, provided that such event is a change in the ownership or effective control of Ur-Energy or a change in the ownership of a substantial portion of the assets of Ur-Energy as defined in the regulations promulgated under Section 409A of the Internal Revenue Code of 1986, as amended:

(a)	50% or more of the voting shares of Ur-Energy become owned beneficially by a person or group of persons acting jointly or in concert; or

(b)

the individuals who are members of the Board of Directors of Ur-Energy (the “Incumbent Board”) cease for any reason to constitute at least fifty percent (50%) of the Board of Directors of Ur-Energy; provided, however, that if the election, or nomination for election, of any new Directors was approved by a vote of at least two-thirds of the Incumbent Board, such new director shall be considered as a member of the Incumbent Board; or

(c)

beneficial ownership of assets of Ur-Energy representing 40% or more of the net book value of the assets of Ur-Energy determined on the basis of the then most recently published audited financial statements of Ur-Energy, shall be sold, transferred, liquidated or otherwise disposed of or distributed by Ur-Energy over a period of one year or less, in any manner whatsoever and whether in one transaction or in a series of transactions or by plan of arrangement; or

(d)

the completion of any transaction or the first of a series of transactions which would have the same or similar effect as any event or transaction or series of events or transactions referred to in subsections (a), (b) or (c) above; or

(e)

a determination by the Board of Directors of Ur-Energy that there has been a change, whether by way of a change in the holding of voting shares of Ur-Energy in the ownership of Ur-Energy’s assets or by any other means, as a result of which any person, or any group of persons acting jointly or in concert is in a position to exercise effective control of Ur-Energy.

ARTICLE 4– GENERAL CONTRACT PROVISIONS

4.01             Notices

                    All notices, requests, demands or other communications (collectively, "Notices") by the terms hereof required or permitted to be given by one party to any other party, or to any other person shall be given in writing by personal delivery or by registered mail, postage prepaid, or by facsimile transmission to such other party as follows:

(a)	To Ur-Energy Inc. and the Corporation at: 1128 Clapp Lane

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P. O. Box 279
Manotick, Ontario K4M 1A3
Attention: Chief Financial Officer

with a copy:

McCarthy Tétrault LLP 40 Elgin Street, Suite 1400 Ottawa, Ontario K1P 5K6 Attention: Virginia Schweitzer

(b)	To Mr. Heili at:

Casper, Wyoming 82601 USA

or at such other address as may be given by such party or person to the other parties hereto in writing from time to time and pursuant to the terms of this Section.

4.02             Entire Agreement

          (1)      This Agreement and the documents referenced and incorporated herein constitute the entire Agreement between these parties with respect to all of the matters herein and its execution has not been induced by, nor do any of the parties rely upon or regard as material, any representations or writings whatsoever not incorporated herein and made a part hereof.

          (2)      This Agreement may not be amended or modified in any respect except by written instrument signed by the parties hereto.

4.03             Inurement

                    This Agreement shall inure to the benefit of and be binding upon the parties, Ur-Energy and their respective legal personal representatives, heirs, executors, administrators, successors and permitted assigns.

4.04             Assignment

          (1)      Ur-Energy, through the Corporation, will not assign this Agreement unless agreed to by Mr. Heili and Ur-Energy in writing but Ur-Energy shall have the right to so assign this Agreement without such mutual agreement in the event of a Change of Control.

          (2)      Mr. Heili’s rights and obligations under this Agreement are personal and such rights, benefits, and obligations shall not be assigned, alienated, or transferred without the prior written consent of Ur-Energy, other than in the case of death, disability or incompetence of Mr. Heili, in which instance any remaining rights or benefits shall be permitted to be assigned or otherwise legally transferred without written consent.

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4.05             Third Party Beneficiaries

                    This Agreement does not and shall not confer any rights or remedies upon another person other than the parties and their respective legal representatives, heirs, executors, administrators, successors and permitted assigns as provided in Sections 4.03 and 4.04.

4.06             Remedies in Event of Future Dispute

          (1)      In the event of a future dispute, the parties agree that they will first attempt to resolve any dispute which does not give rise to injunctive relief (specifically including but not limited to any dispute concerning Confidential Information or the provisions of Sections 2.02 and 2.03 hereto) through confidential mediation to occur within 30 days of Notice by the party asserting claims or otherwise seeking redress.

          (2)      In the event that such mediation shall fail, the parties agree to waive any right to a jury trial and shall proceed with any litigation to the court in the jurisdiction(s) provided for and agreed upon below.

4.07             Headings for Convenience Only

                    The division of this Agreement into articles and sections is for convenience of reference only and shall not affect the interpretation or construction of this Agreement.

4.08             Governing Law and Jurisdiction

                    This Agreement shall be governed by and construed in accordance with the laws of the State of Colorado and each of the parties hereto agrees irrevocably to attorn to the jurisdiction of the courts of the State of Colorado.

4.09             Severability

                    Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be unenforceable or invalid under applicable law, such provision shall be ineffective only to the extent of such unenforceability or invalidity, and the remaining provisions of this Agreement shall continue to be binding and in full force and effect.

4.10             Survival

                    Sections 2.02, 2.03, 2.04, 3.01, 4.01, 4.06, 4.08, 4.09 and 4.14, and all defined terms in this Agreement necessary to understand and enforce those Sections, shall survive the expiry, cancellation or termination for any reason of this Agreement and such Sections will continue with full force.

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4.11             Counterparts

                    This Agreement may be executed in several counterparts, each of which so executed shall be deemed to be an original and such counterparts together shall be but one and the same instrument.

4.12             Transmission by Facsimile

                    The parties agree that this Agreement may be transmitted by facsimile or similar device or electronically and that the reproduction of signatures by facsimile or other electronic means shall be treated as binding as if originals. Notwithstanding the foregoing, each party undertakes to provide each and every other party hereto with a copy of the Agreement bearing original signatures forthwith upon demand.

4.13             Legal Representation and Legal Expenses

                    Both parties acknowledge the import of this Agreement. Mr. Heili has had the opportunity to retain counsel to review the Agreement and to participate in the negotiation of its terms and language. If Mr. Heili retains counsel, Ur-Energy will reimburse Mr. Heili on demand for all reasonable out-of-pocket expenses incurred by him for his reasonable independent legal counsel and services in connection with the negotiation, drafting and signature of this Agreement.

4.14             Attorney’s Fees and Other Costs

                    In the event of any action, including but not limited to litigation, arbitration, or other similar proceedings, because of any alleged breach of this Agreement, the prevailing party (-ies) shall be entitled to an award of his or its/their reasonable attorney fees and costs incurred in the action, including but not limited to any fees and costs associated with expert witnesses and litigation consultants, and the costs and fees associated with the appeals, collection, or enforcement of any judgment or order of court resulting therefrom. To so recover, it shall not be necessary that the prevailing party (-ies) prevail in each and every claim or defense.

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                    IN WITNESS WHEREOF the parties have duly executed this Employment Agreement on the dates indicated below,

UR-ENERGY USA, INC.

Per: /s/ W. William Boberg
Name: W. William Boberg
Title: President

SIGNED this 19th day of	)
February, 2007)
in the presence of	)
)
)
/s/ [Illegible]	)	/s/ Wayne W. Heili
Witness		Wayne W. Heili

The rights and obligations of this Agreement are acknowledged and agreed by Ur-Energy Inc. and Ur-Energy Inc. agrees to be bound as it applies to Ur-Energy Inc.

UR-ENERGY INC.

Per     /s/ W. William Boberg
Name: W. William Boberg
Title: President and Chief Executive Officer

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